                       Filing Pursuant to Rule 424(b)(4)
                     Registration Statement No. 333-92603



                         THE IMMUNE RESPONSE CORPORATION
                        2,430,471 SHARES OF COMMON STOCK


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        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, which will be used by HFTP Investment L.L.C to resell the common stock issuable upon conversion of, or upon issuance of dividends on, 200 shares of Series F Convertible Preferred Stock.

        Our common stock is listed on the Nasdaq National Market under the symbol "IMNR." On April 12, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $8.75 per share.


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        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------


                The date of this Prospectus is April 13, 2000

                                  RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS.

        IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE ADVERSELY AFFECTED. IN THOSE CASES, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE FAILURE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE PRODUCTS MAY CAUSE US TO CEASE OPERATIONS.

        We have not completed the development of any products. A failure to successfully develop and commercialize products may cause us to cease operations. Our potential therapies under development will require significant additional research and development efforts and regulatory approvals prior to potential commercialization.

        The conclusion of the Phase III trial of REMUNE due to lack of efficacy has had a material adverse effect on us. If Agouron Pharmaceuticals, Inc. fails to initiate or successfully complete additional pivotal trials with REMUNE we may have to abandon REMUNE or seek additional funding.

        Our other therapies and technologies are at earlier stages of development than REMUNE. Some of our technologies have not yet been tested in humans. Human testing of potential products based on these technologies may not be permitted by regulatory authorities. Even if human testing is permitted, the products based on these technologies may not be successfully developed or be shown to be safe and efficacious. Potential immune-based therapies based on some of our technologies are at an early stage of clinical testing and may not be shown to be safe or efficacious or ever receive regulatory approval.

        The results of our preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. Delays in planned patient enrollment in our clinical trials may result in increased costs, program delays or both. None of our potential products may prove to be safe and effective in clinical trials. FDA or other regulatory approvals may not be obtained and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs are not expected to be successfully developed or commercially available for a number of years, if at all.

        Unacceptable toxicities or side effects may occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.

OUR ADDITIONAL FINANCING REQUIREMENTS AND LIMITED ACCESS TO FINANCING MAY ADVERSELY AFFECT OUR ABILITY TO DEVELOP PRODUCTS


        We will need to raise additional funds to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and establish manufacturing and marketing capabilities. A failure to raise additional funds would require us to scale back or eliminate some or all of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop ourselves. We believe that our existing resources, will enable us to maintain our current and planned operations only into early 2001.

        Our anticipated costs with respect to REMUNE will depend on many factors, in particular the continuation of our collaboration with Agouron Pharmaceuticals, Inc.


        Our future capital requirements will depend on many factors, including:

        - continued scientific progress in our research and development programs,

        - the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals,

        - the costs involved in filing, prosecuting and enforcing patent claims,

        -      competing technological and market developments,

        -      the cost of manufacturing scale-up,

        -      effective commercialization activities and arrangements, and

        -      other factors not within our control.

        We intend to seek additional funding through public or private financings, arrangements with corporate collaborators or other sources. If funds are acquired through additional collaborations, we will likely be required to relinquish some or all of the rights to products that we may have otherwise developed ourselves. If adequate funds are not available when needed or on terms acceptable to us, we may be required to scale back some or all of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop ourselves.

IF AGOURON PHARMACEUTICALS, INC. TERMINATES ITS COLLABORATION WITH US WE MAY HAVE TO ABANDON REMUNE


        Our binding Letter of Intent with Agouron Pharmaceuticals, Inc. is the primary collaborative agreement that provides us with contract revenue. The termination of our agreement with Agouron might require us to abandon REMUNE. Agouron has been acquired by Warner Lambert Company. We do not know which Agouron research projects Warner Lambert Company will continue to fund in the future.


WE MAY NOT BE ABLE TO ENTER INTO ADDITIONAL COLLABORATIONS

        We intend to seek additional collaborative arrangements to develop and commercialize our products. We may not be able to negotiate collaborative arrangements on favorable terms, or at all, in the future and our current or future collaborative arrangements may not be successful. This may cause us to abandon some of our products under development.

OUR PATENTS AND PROPRIETARY TECHNOLOGY MAY NOT PROVIDE US WITH ANY BENEFIT AND THE PATENTS AND PROPRIETARY TECHNOLOGY OF OTHERS MAY PREVENT US FROM COMMERCIALIZING PRODUCTS

        A failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.

        In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents which contain claims applicable to our products. We are aware that AstraZeneca PLC has acquired the rights to a patent, which has been issued in Europe and other countries, that may interfere with our ability to develop some of our technologies related to autoimmune disease if the patent is upheld after current opposition proceedings. These patents, and others that we are not aware of, may adversely affect our ability to develop and commercialize products.

        The patent positions of biotechnology and pharmaceutical companies can be highly uncertain, and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon unpatented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how.

        We also rely on protecting our proprietary technology in part through confidentiality agreements with our corporate collaborators, employees, consultants and certain contractors. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or independently discovered by our competitors.

        Our products and processes may infringe, or be found to infringe, patents not owned or controlled by us, such as the patent owned by AstraZeneca PLC. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or would be required to obtain licenses or to redesign our products or processes to avoid infringement. Licenses may not be available at all or on terms commercially reasonable to us and we may not be able to redesign our products or processes to avoid infringement.

        Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using some technology.

OUR HISTORY OF OPERATING LOSSES AND OUR EXPECTATIONS OF CONTINUING LOSSES MAY HURT OUR ABILITY TO CONTINUE OPERATIONS

        As of December 31, 1999, we had a consolidated accumulated deficit of $186.5 million. We have not generated revenues from the commercialization of any product. We expect to incur substantial net operating losses over the next several years which may imperil our ability to continue operations. We may not be able to generate sufficient product revenue to become profitable at all or on a sustained basis.

THE LENGTHY APPROVAL PROCESS AND UNCERTAINTY OF GOVERNMENT REGULATORY REQUIREMENTS MAY DELAY OR PREVENT US FROM COMMERCIALIZING PRODUCTS

        Clinical testing, manufacture, promotion and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies. This regulation may delay or prevent us from commercializing products. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, seizure of products, total or partial suspension of product marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.

        The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary FDA clearances for any of our potential products in a timely manner, or at all. The length of the clinical trial process and the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.

        Even if additional pivotal surrogate marker trials of REMUNE are successfully completed, the FDA may not approve REMUNE for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.

        In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.

        Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA's Good Manufacturing Practices ("GMP") requirements specifically for biological drugs, as well as for other drugs. In complying with the FDA's GMP requirements, manufacturers must continue to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. Failure to comply with the FDA's GMP requirements subjects the manufacturer to possible FDA regulatory action. We or our contract manufacturers, if any, may not be able to maintain compliance with the FDA's GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.

        The FDA has not designated expanded access protocols for REMUNE as "treatment" protocols. The FDA may not determine that REMUNE meets all of the FDA's criteria for use of an investigational drug for treatment use. Even if REMUNE is allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment with REMUNE.

        The FDA may not consider REMUNE or any other of the Company's products under development to be an appropriate candidate for accelerated approval, expedited review or fast track designation.

        To market any drug products outside of the United States, we are also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.

TECHNOLOGICAL CHANGE AND COMPETITION MAY RENDER OUR POTENTIAL PRODUCTS OBSOLETE

        The biotechnology industry continues to undergo rapid change and competition is intense and is expected to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any which are being developed by us or which would render our technology and products obsolete and noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than us. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than us.

OUR LACK OF COMMERCIAL MANUFACTURING AND MARKETING EXPERIENCE MAY PREVENT US FROM SUCCESSFULLY COMMERCIALIZING PRODUCTS

        We have not manufactured our product candidates in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products. Even if REMUNE is successfully developed and receives FDA approval, we have not demonstrated the capability to manufacture REMUNE in commercial quantities. Except for REMUNE, we have not demonstrated the ability to manufacture our treatments in large-scale clinical or commercial quantities.

        We have no experience in the sales, marketing and distribution of pharmaceutical products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization.

        The manufacturing of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, we would not be able quickly to replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the FDA's GMP requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing products.

        We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounters delays or difficulties in establishing relationships with manufacturers to produce, package and distribute our finished products, clinical trials, market introduction and subsequent sales of the products would be delayed. Further, contract manufacturers must also operate in compliance with the FDA's GMP requirements; failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

ADVERSE DETERMINATIONS CONCERNING PRODUCT PRICING, REIMBURSEMENT AND RELATED MATTERS COULD PREVENT US FROM SUCCESSFULLY COMMERCIALIZING PRODUCTS

        Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure to obtain appropriate reimbursement could prevent us from successfully commercializing products. Third party payors are increasingly challenging the price of medical products and services. If purchasers or users of our products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and whether adequate third party coverage will be available.

PRODUCT LIABILITY EXPOSURE MAY EXPOSE US TO SIGNIFICANT LIABILITY

        We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not avoid significant liability exposure. We may not have sufficient insurance coverage and we may not be able to obtain sufficient coverage, at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us. A product liability claim could hurt our financial performance.

HAZARDOUS MATERIALS/ENVIRONMENTAL MATTERS COULD EXPOSE US TO SIGNIFICANT COSTS

        Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. We may be required to incur significant costs to comply with current or future environmental laws and regulations. Our research and development processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources. Our operations, business or assets may be materially and adversely affected by current or future environmental laws or regulations.

SUBORDINATION OF COMMON STOCK TO PREFERRED STOCK COULD HURT COMMON STOCKHOLDERS

        Our common stock is expressly subordinate to our Series F Convertible Preferred Stock in the event of our liquidation, dissolution or winding up. If we were to cease operations and liquidate our assets, there may not be any remaining value available for distribution to the holders of common stock after providing for the Series F Convertible Preferred Stock liquidation preference.


DILUTION CAUSED BY CONVERSION OF PREFERRED STOCK COULD HURT COMMON STOCKHOLDERS.

        As of March 31, 2000, the Series F Convertible Preferred Stock was convertible into Common Stock at a price of $4.166 per share of common stock. As of April 5, 2000, the 2,430,471 shares of common stock into which the Series F Convertible Preferred Stock could convert constituted approximately 8.9% of outstanding common stock, without regard to any limitations on conversions.

        The conversion of the Series F Convertible Preferred Stock into common stock and the sale of the common stock may cause our stock price to fall. This conversion price may be adjusted downward. This would result in more shares of common stock being issued against conversion of the Series F Convertible Preferred Stock which could cause ever greater dilution to our stockholders.



VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS MAY HURT COMMON STOCKHOLDERS

        The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has been and is likely to be highly volatile. Factors such as:

         - the results of preclinical studies and clinical trials by us, our collaborators or our competitors,

         - other evidence of the safety or efficacy of our products or our competitors,

         - announcements of technological innovations or new products by us or our competitors,

         -        governmental regulatory actions,

         -        changes or announcements in reimbursement policies,

         -        developments with our collaborators,

         - developments concerning patent or other proprietary rights of ours or our competitors (including litigation),

         -        concern as to the safety of our products,

         -        period-to-period fluctuations in our operating results,

         - changes in estimates of our performance by securities analysts,

         -        market conditions for biopharmaceutical stocks in general, and

         -        other factors not within our control

could have a significant adverse impact on the market price of our common stock. We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

EFFECT OF ANTI-TAKEOVER PROVISIONS COULD ADVERSELY AFFECT OUR COMMON
STOCKHOLDERS

        Our Certificate of Incorporation and Bylaws include provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. The approval of 66-2/3 percent of our voting stock is required to approve certain transactions and to take certain stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions contained in our Certificate of Incorporation. Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by the Board of Directors and may have the effect of deterring hostile takeover attempts.

                       ADDITIONAL OR UPDATED RISK FACTORS

        Prior to making an investment decision with respect to the common stock offered hereby, prospective investors should also carefully consider any specific factors set forth under a caption "risk factors" in the applicable prospectus supplement, if any, together with all of the other information appearing in this prospectus or the prospectus supplement or incorporated by reference into this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        When used in this prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, some of which are beyond our control. For a discussion of some of these risks, see "Risk Factors." These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained within this prospectus to reflect any change in our expectations with regard to those forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. This information can be (1) read and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and at the SEC's Chicago Regional Office, 500 West Madison Street, Chicago, Illinois; and New York Regional Office, 7 World Trade Center, New York, New York and (2) accessed via a Web site maintained by the SEC (http://www.sec.gov). Copies of the material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        This prospectus is a part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement. For more information about us and our common stock, you should read the registration statement and its exhibits and schedules. Copies of the registration statement, including its exhibits may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or may be examined without charge at the offices of the SEC.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 0-18006):

        (a) Our Annual Report on Form 10-K for the year ended December 31,
1999;

        (b) The description of our common stock set forth in the registration statement on Form 8-A filed on March 30, 1990; and

        (c) The description of the Preferred Stock Purchase rights for Series E Participating Preferred Stock, par value $0.001, set forth in the registration statement on Form 8-A filed on March 4, 1992.

        Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into those documents). Requests should be submitted in writing or by telephone at
(760) 431-7080 to The Immune Response Corporation, at our principal executive offices, 5935 Darwin Court, Carlsbad, California 92008.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of common stock by the selling stockholder in the offering.

              ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDER


        Of the 3,900,000 shares being offered pursuant to this prospectus, 2,430,471 shares of common stock would be issuable upon conversion of 200 shares of our Series F Convertible Preferred Stock as of December 1, 1999. We entered into an agreement with the selling stockholder which provides that we must register 150% of the common stock into which the Series F
Convertible Preferred Stock is then convertible. The 2,430,471 shares issuable as of March 31, 2000 excludes additional shares of common stock which would be issuable to the selling stockholder upon conversion of the Series F Convertible Preferred Stock if the conversion price is adjusted further downward pursuant to the terms of the Series F Convertible Preferred Stock. The 2,430,471 shares issuable as of March 31, 2000 also excludes shares of common stock which will be issuable to the selling stockholder to pay the dividend of 7.5% per annum accruing after March 31, 2000 which is payable on the Series F Convertible Preferred Stock.



        As of the date of this prospectus, the Series F Convertible Preferred Stock is convertible into our common stock at a conversion price equivalent to $4.166 per share of our common stock. The conversion price was adjusted on March 31, 2000, and may readjust every three months thereafter.

        The adjusted conversion price will be equal to the average of the closing bid prices of our common stock during the 30 consecutive trading days immediately preceding the date of adjustment of the conversion price unless the conversion price then in effect is lower, in which case the conversion price will not be adjusted. The conversion price of the Series F Preferred Stock will also be adjusted for events such as subdivisions or combinations of our common stock and reorganizations, reclassifications, consolidations, merger or sale of The Immune Response Corporation.

        Pursuant to the Securities Purchase Agreement, dated as of April 24, 1998, by and among us and the selling stockholder, we are required to at all times have authorized, and reserved for the purpose of issuance, no less than 150% of the number of shares of common stock issuable upon conversion of the Series F Convertible Preferred Stock.

                            INCOME TAX CONSIDERATIONS

        You should consult your own tax advisor about the income tax issues and the consequences of holding and disposing of our common stock.

                               SELLING STOCKHOLDER

        As of March 31, 2000 there was one selling stockholder, as set forth below. Share ownership information is based solely upon information furnished to us by HFTP Investment L.L.C.:


                                                                                             Number of Shares of
                                                                                             Common Stock to be
                                                     Shares of Common                         Held After Sale
                                                    Stock Issuable Upon                        Assuming Full
                                                     Conversion of the                         Conversion of
                                                    Series F Convertible                    Series F Convertible
                                                      Preferred Stock          Number of    Preferred Stock and
                                                          Held at            Shares Being         Sale of
           Selling Stockholder                      March 31, 2000(1)(2)     Offered(1)        Common Stock
------------------------------------------         ----------------------    -------------     --------------
HFTP Investment L.L.C.(3)................                  2,430,471           2,430,471                0

----------

(1) Excludes additional shares of common stock which would be issuable to the selling stockholder upon conversion of the Series F Convertible Preferred Stock if the conversion price is adjusted further downward pursuant to the terms of the Series F Convertible Preferred Stock and excludes shares of common stock which will be issuable to the selling stockholder to pay the dividend of 7.5% per annum accruing after March 31, 2000 which is payable on the Series F Convertible Preferred Stock. The number of shares of common stock listed as beneficially owned by HFTP Investment L.L.C. assumes conversion of all shares of Series F Convertible Preferred Stock held by HFTP Investment L.L.C. on March 31, 2000 at a conversion price of $4.166, which was the conversion price in effect on March 31, 2000, without regard to any limitations on conversion. However, no holder of Series F Convertible Preferred Stock may convert shares of Series F Convertible Preferred Stock in excess of the number of shares, which, upon giving effect to such conversion, would result in the holder, together with its affiliates, beneficially owning more than 4.99% of the shares of common stock then outstanding (excluding for purposes of such determination shares of common stock issuable upon conversion of shares of Series F Convertible Preferred Stock which have not been converted). We have registered 3,900,000 shares of common stock for resale by HFTP Investment L.L.C. As HFTP resells shares or receives shares as dividends or the conversion price is adjusted downward, we will file prospectus supplements as necessary to update the number of shares of common stock HFTP intends to sell, reflecting prior sales and changes in the conversion price.

(2) Pursuant to the Securities Purchase Agreement, dated as of April 24, 1998, by and among us and the selling stockholder, we are required to at all times have authorized, and reserved for the purpose of issuance, no less than 150% of the number of shares of common stock issuable upon conversion of the Series F Convertible Preferred Stock.


(3) HFTP Investment L.L.C. purchased all of the shares of Series F Preferred Stock of both Brown Simpson Strategic Growth Fund Ltd. and Brown Simpson Strategic Growth Fund L.P. pursuant to a purchase agreement between the parties dated as of March 9, 1999. HFTP Investment L.L.C. purchased all of the shares of Series F Preferred Stock of both Themis Partners L.P. and Heracles Fund pursuant to a purchase agreement between the parties dated as of October 21, 1999. Promethean Investment Group L.L.C., a New York limited liability company, or Promethean, is the investment advisor of HFTP Investment LLC, or HFTP, and may be deemed to share beneficial ownership of the shares beneficially owned by HFPT by reason of its voting control and investment discretion over securities held by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Promethean is indirectly controlled by Mr. James F. O'Brien. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP.


        There has been no material relationship between the selling stockholder and us in the past three years except as a result of ownership of the Series F Convertible Preferred Stock.

                              PLAN OF DISTRIBUTION

        The selling stockholder (or, subject to applicable law, its pledges, donees, distributees, transferees or other successors in interest) may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions:

        -      ordinary brokers' transactions;

        - transactions involving cross or block trades or otherwise on the Nasdaq National Market;

        - purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts pursuant to this prospectus;

        - "at the market," to or through market makers, or into an existing market for our common stock;

        - in other ways not involving market makers or established trading markets, including the direct sales to purchasers or sales effected through agents;

        - through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

        -      in privately negotiated transactions; or

        -      to cover short sales.


        In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. The selling stockholder may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholder also may sell shares short and deliver the shares to close out such short positions. The selling stockholder also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholder also may pledge the shares to a financial institution, broker or dealer. Upon a default, the financial institution, broker or dealer may effect sales of the pledged shares pursuant to this prospectus. The selling stockholder has advised us that it purchased the Series F Convertible Preferred Stock in the ordinary course of its business and at the time the selling stockholder purchased the Series F Convertible Preferred Stock it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.


        Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling the stockholder in amounts to be negotiated in connection with the sale. The selling stockholder and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation.
                                  LEGAL MATTERS

        The validity of the issuance of the shares offered in this prospectus was passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California. A partner of Pillsbury Madison & Sutro LLP owns 15,000 shares of our common stock and an option to acquire 20,000 shares of our common stock.

                                     EXPERTS

        The audited consolidated financial statements of the Company as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, incorporated by reference in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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      We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or seek an offer to buy any shares in any jurisdiction where it is unlawful. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

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                                TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
Risk Factors.........................................................2
Additional or Updated Risk Factors..................................10
Special Note Regarding Forward-Looking Information..................10
Where You Can Find More Information.................................10
Use of Proceeds.....................................................11

Issuance of Common Stock to the Selling

Stockholders........................................................11
Income Tax Considerations...........................................12
Selling Stockholder.................................................13
Plan of Distribution................................................13
Legal Matters.......................................................14
Experts.............................................................14

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                                3,900,000 Shares
                                  Common Stock



                                   THE IMMUNE
                              RESPONSE CORPORATION



                          ----------------------------
                                   PROSPECTUS
                          ----------------------------




                              April 13, 2000

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